Exhibit 21.1

Subsidiaries of Interactive Strength Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Interactive Strength, Limited (UK)	United Kingdom

Interactive Strength, Inc. (Taiwan)	Taiwan

CLMBR HOLDINGS LLC	Delaware

Interactive Strength Treasury LLC	Delaware

Wattbike (Holdings) Limited	United Kingdom

Wattbike Limited	United Kingdom

Wattbike IP Limited	United Kingdom

Wattbike Inc.	Nevada